UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 7, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 7, 2018.

DAL N° 703/18

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Ref.: Material Fact. Regular Transactions with Related Parties. Section 72 Act No. 26,831.

Dear Sirs,

I am contacting you, in my capacity as Head of Market Relations of  Transportadora de Gas del Sur S.A. (“TGS”), in order to report that on the date hereof the Board of Directors approved the natural gas transportation services and natural gas conditioning agreement with Pampa Energía S.A. (the “Agreement”).

Prior to approval of the Agreement, the Auditing Committee was requested to issue a report pursuant to section 72 of Capital Markets Act No. 26,831.

On June 7, 2018, after reviewing and analyzing the terms of the Agreement, the Auditing Committee concluded that the Agreement to be entered into is reasonably deemed to be arm’s length conditions at the date of submission of the report.

The Auditing Committee’s opinion is available for consultation by accredited shareholders if so desired, at TGS’ principal office located at Don Bosco 3672 5th floor, City of Buenos Aires (Legal Department).

Best regards,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: June 7, 2018.